Exhibit 99.1

*** VOTE THE WHITE PROXY TODAY ***

May 17, 2016

Dear InterOil Shareholders

InterOil’s Annual and Special Meeting of Shareholders (the “Meeting”) is approaching and the future of your investment in InterOil is at stake.

As you may know, Phil Mulacek, who served as the Corporation’s Chairman and Chief Executive Officer until 2013, and certain of his associates (collectively "Mulacek"), has nominated five director candidates, including Mr. Mulacek, to stand for election to InterOil’s Board of Directors at the Meeting.

Under Mr. Mulacek, InterOil had no clearly articulated strategy and instead wasted shareholder money on infeasible projects that conflicted with the Corporation’s agreement with the Papua New Guinea Government and risked Petroleum Retention License 15 (“PRL 15”). In addition, Mr. Mulacek has material conflicts of interest from those of all InterOil shareholders as a result of his significant investment in Kina Petroleum (ASX:KPL) (“Kina”) and the position he holds in an entity that holds an interest in certain InterOil wells. Mr. Mulacek’s tenure as CEO was marked by litigation that damaged InterOil’s reputation and threatened the Corporation.

Since Mr. Mulacek’s departure in 2013, your Board and management team have taken decisive actions to address the issues created by Mulacek while he was CEO of InterOil and to execute a strategy to unlock the value of the Corporation’s assets for all shareholders. As InterOil continues to make progress towards participating in one of the world's lowest-cost liquefied natural gas projects, your Board’s ability to continue its efforts are now significantly at risk.

Along with the nominations and other proposals, Mulacek is seeking to reduce the number of directors on the Board to six. We believe that Mr. Mulacek’s attempts to reduce the size of the Board and elect a Board composed almost entirely of himself and his handpicked nominees is a step in Mr. Mulacek’s pursuit of a self-serving agenda to take control of InterOil’s Board and thus InterOil’s future.

We urge you to protect the value of your investment in InterOil. Vote the WHITE proxy to reject Mulacek’s resolutions and vote FOR InterOil’s highly qualified director nominees.

Your vote is very important. Please vote online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the postage-paid envelope provided.

YOUR BOARD AND MANAGEMENT TEAM ARE EXECUTING A PLAN TO MONETIZE THE VALUE OF INTEROIL’S WORLD-CLASS ASSETS

Since Mr. Mulacek left the Corporation in 2013, your Board and management team have taken decisive actions to unlock the value of the Corporation’s assets, which Mr. Mulacek now puts at risk.

The Board’s clear, value-enhancing strategy has included:

✓	Revamping the Board and management team by bringing in highly qualified leaders with the right skills, capabilities and experience to steward InterOil and create value;
✓	Executing value-adding transactions with Total S.A. (“Total”) and Puma Energy;
✓	Negotiating and executing a realistic monetization and proper appraisal of the Elk-Antelope field with the full support of the PNG Government;
✓	Executing an accelerated and simultaneous three-well drilling campaign which preserved the Corporation’s exploration licenses that were due to lapse;
✓	Streamlining the businesses to focus purely on upstream exploration and development;
✓	Reducing operating costs; and
✓	Strengthening InterOil’s financial position.

Today, InterOil is operating efficiently and entering the final stages of the Elk-Antelope appraisal program. With your support on the WHITE proxy, your Board and management can continue their efforts to unlock the value of InterOil’s assets for all InterOil shareholders.

YOUR BOARD HAS THE RIGHT EXPERIENCE AND EXPERTISE
TO UNLOCK INTEROIL’S FULL VALUE

Since 2013, InterOil has revamped its Board and management team. Your Board’s nominees are highly-qualified and proven leaders, who are engaged and focused on taking actions that are in the best interests of InterOil and all of its shareholders, and have the following skills and experience.

Here are important facts about the composition of your Board nominees:

✓	Six highly-qualified directors, including the Chief Executive Officer, Dr. Michael Hession, have been added since Mr. Mulacek’s departure in 2013, bringing fresh perspectives to your Board.

✓	Six of the eight Board nominees are independent.

✓	Six of the Board nominees have an average of more than 30 years of experience each in energy and large-scale LNG developments. The Board’s nominees have led and overseen projects and operations in senior executive roles at companies such as Shell, BP, Chevron, BG Group and Woodside. The Corporation’s nominees include the former Chief Executive Officer of BG Group, and the former Chief Financial Officers of BP’s global exploration and production business and Singapore Power.

✓	Three of the Board nominees have essential Papua New Guinea regulatory knowledge and are Papua New Guinea citizens. One is a former Prime Minister of Papua New Guinea, one is a former Governor of the Bank of Papua New Guinea and one is the former country manager for Chevron.

Each of your directors is extremely qualified and brings unique experiences that are highly beneficial to InterOil. Together, your Board’s nominees have the collective skills and expertise to drive the execution of InterOil’s strategy to create value for all shareholders.

THE MULACEK LEGACY: THE REAL STORY

DON’T BE MISLED BY MULACEK’S ATTEMPTS TO RE-WRITE HISTORY

Mulacek is attacking the Corporation’s strategy and performance during a low-commodity price environment. In doing so, Mulacek has given no indication of how he intends to create value for InterOil shareholders and has provided no strategy for LNG development, monetization of the Corporation’s discoveries or its exploration program.

The reality is that your Board and management team have spent years addressing the challenges Mr. Mulacek created before he left InterOil. Here are the facts:

✗	Mr. Mulacek was embroiled in litigation that damaged InterOil’s reputation and threatened the Corporation. Mr. Mulacek’s partners in an entity he controlled, Nikiski, Ltd. (“Nikiski”) brought a lawsuit against Phil Mulacek, his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, and InterOil, after Nikiski bought a modular oil refinery and sold it to InterOil through a series of transactions. The lawsuit, Todd Peters, et. al. v. Phil Mulacek et. al., which included allegations of, among other things, fraud, self-dealing, investor oppression and conspiracy, could have resulted in material damages that jeopardized InterOil’s future. In an attempt to avoid paying damages, Mr. Mulacek attempted to put Nikiski into bankruptcy. The court ultimately determined that Mulacek had filed the bankruptcy in subjective bad faith and that “Mulacek intended to benefit himself.”[1]

✗	During Mr. Mulacek’s tenure, the Corporation failed to maintain adequate internal controls. In 2008, the Ontario Securities Commission directed InterOil to review its option granting practices from January 1, 2001 to 2008. A Special Committee conducted the review and determined that irregularities in InterOil’s administration of certain historical stock options grants were the result of a lack of adequate internal controls.[2]

✗	Mr. Mulacek’s interests conflict with those of InterOil and its shareholders. Mr. Mulacek is the president of PNG Drilling Ventures (“PNGDV”), an entity that holds an interest in Raptor, Bobcat, Triceratops and also has a carried interest in future exploration wells. Mr. Mulacek also owns an approximate 20% interest in Kina, a PNG-based company with exploration licenses adjacent to InterOil’s licenses. Additionally, Mr. Vance, one of the Mulacek nominees, sits on Kina’s board. If Mr. Mulacek were to gain representatives on the InterOil Board, he would have access to material non-public information about the properties and, given his large ownership interest in Kina and position at PNGDV, could use such information to his personal advantage.

___________________________

[1]	Bloomberg, “InterOil Drops Most in Nine Months After Report on Court Ruling,” March 26, 2010. Full details are disclosed in the InterOil Annual Information Form 2008.

[2]	Details are disclosed in InterOil’s Annual Information Form 2008

✗	With Mulacek as CEO, the Corporation had no clearly articulated strategy. Contrary to creating a credible development plan for InterOil’s gas discovery, Mr. Mulacek instead insisted that the Corporation would develop the gas itself using modular and/or floating technology. Under Mr. Mulacek’s leadership, the Corporation pursued these non-feasible plans at significant cost and were in conflict with the 2009 Project Agreement with the PNG Government. Mr. Mulacek announced the execution of several heads of agreements for LNG sales - but none of the agreements were binding or led to any LNG sales.

✗	Mr. Mulacek’s failure to comply with the terms of the 2009 Project Agreement threatened PRL 15. As a result of Mr. Mulacek’s actions, the PNG Government commenced action against InterOil to terminate the agreement, which would likely have led to the termination of PRL15. We believe that it is only because of actions taken by InterOil’s current management team that a resolution was reached with the government. Dr. Hession and the management team took decisive steps that facilitated the resolution, including signing a strategic agreement with Total and outlining a credible path to development of the discovered resource.

✗	Mr. Mulacek’s activities in the industry following his departure from InterOil have involved significant shareholder value destruction. Notably, the share price of Kina has decreased by more than 80% since the announcement of Mr. Mulacek becoming a “cornerstone investor.”[3]

This is a critical time for InterOil as it begins the final stages of the Elk-Antelope appraisal program, enters the development stage of the Papua LNG Project and continues implementing strategies to monetize the Corporation’s other gas discoveries. InterOil cannot afford to bring back Mr. Mulacek and his self-serving agenda to benefit himself.

MULACEK’S HANDPICKED NOMINEES HAVE NO LNG EXPERIENCE

AND ARE MULACEK’S EMPLOYEES AND BUSINESS ASSOCIATES

If Mulacek succeeds in shrinking the size of the Board and replacing almost all of InterOil’s experienced directors with its own nominees, Mulacek will have taken operating control of InterOil. Your Board has thoroughly reviewed Mulacek’s nominees and has determined that appointing them to the Board is not in the best interests of InterOil or all of its shareholders.

In making its decision, the Board considered among other things:

✗	Mulacek’s nominees are not independent. Three of them are Mr. Mulacek’s employees and one is a previous business associate of his. We believe they would likely take actions intended to further Mr. Mulacek’s personal agenda, instead of acting in the best interest of all InterOil shareholders.

✗	Mulacek’s nominees are simply not qualified to serve on the InterOil Board.

✗	Mr. Cammon works for Mr. Mulacek as the Drilling and Engineering Manager at PIE Operating LLC, of which Mr. Mulacek is President. Mr. Cammon has NO experience serving on the board of a public company.

_________________________

[3]	Source: Bloomberg. From 11/6/14 to 05/13/2016

✗	Mr. Overstreet works for Mr. Mulacek as the Operations Manager at PIE Operating LLC of which Mr. Mulacek is President. Mr. Overstreet has NO experience serving on the board of a public company.

✗	Mr. Vance works for Mr. Mulacek as the Upstream Counsel at Asian Oil & Gas Pte of which Mr. Mulacek is Chairman. Mr. Vance has never been on a public company board other than at Kina where he was appointed by Mr. Mulacek. Mr. Mulacek is also the largest shareholder of Kina with approximately a 20% interest.

✗	Mr. Lasco is a business associate of Mr. Mulacek and he owns an interest in an entity that owns an interest in the PRL15 license, as well as a direct interest in the Raptor, Bobcat and Triceratop discoveries. Mr. Lasco is the CEO of a commercial real estate firm that focuses primarily on retail malls in the U.S. Mr. Lasco has NO experience serving on the board of a public company.

✗	Replacing your directors with Mulacek’s nominees would remove critical expertise and would give Mr. Mulacek and his associates control of InterOil during the final stage of Elk-Antelope appraisal and monetization strategies that are key to the continued execution of InterOil’s strategy.

In stark contrast to your highly-qualified, independent Board, Mulacek’s nominees are tied to Mr. Mulacek and bring neither the experience nor expertise to achieve InterOil’s goals or to further our path to unlocking the value of our assets. We believe that InterOil is best served by a truly independent board that is comprised of directors who are qualified and committed to serving the interests of the Corporation and all of its shareholders. We therefore urge you to reject the Mulacek agenda, and to discard any proxy materials you may receive from Mulacek in the mail.

PROTECT YOUR INTEROIL INVESTMENT
BY VOTING THE WHITE PROXY TODAY

We are confident that your Board and management team have taken the right steps to move InterOil in the right direction beyond the Mulacek era. Today, the Corporation is poised to monetize its assets for the benefit of all InterOil shareholders.

With your support – and your vote on the enclosed WHITE proxy card – we can keep the Mulacek era behind us and devote our full efforts to realizing value for our shareholders.

Vote TODAY online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the enclosed postage-paid envelope by 8:00PM ET on June 10, 2016.

On behalf of your Board and the management, thank you for your continued support.

Sincerely,

Chris Finlayson Chairman	Dr Michael Hession Chief Executive Officer

Legal Notice

This letter should be read in conjunction with and serves as a supplement to the Management Information Circular of InterOil dated April 25, 2016 and incorporates by reference the Management Information Circular as required.

This letter contains “forward looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in this letter are forward looking statements. Forward looking statements include, without limitation, statements regarding the Company’s response regarding the dissident director nominations, the cost and competitiveness of the Papua LNG Project, payments from Total in connection with the Elk-Antelope fields appraisal, the ability of InterOil to meet its demands under the Papua LNG Project and other exploration goals across its portfolio, benefits associated with the development of the Papua LNG Project, the intentions of Mulacek regarding various matters, InterOil’s corporate strategy and InterOil’s position in the low-commodity price environment. Readers are cautioned not to place undue reliance on forward-looking statements which involve known and unknown risks material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

The forward-looking statements in this letter are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe appropriate in the circumstances. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. The key assumptions that have been made in connection with such forward-looking statements include, among other things, assumptions regarding anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward looking statements will eventuate. In light of the significant uncertainties inherent in our forward looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward looking statements are more fully described under the heading “Risk Factors” in our annual information form for the year ended December 31, 2015. Further, the forward looking statements contained in this letter are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward looking statements. The forward looking statements contained in this letter are expressly qualified by this cautionary statement.

THE BOARD AND MANAGEMENT OF INTEROIL CORPORATION UNANIMOUSLY RECOMMEND VOTING ONLY THE ENCLOSED WHITE PROXY FORM:
AGAINST	EACH of the DISSIDENT RESOLUTIONS
FOR	The Election of ALL OF the INTEROIL NOMINEES TO THE BOARD
FOR	THE APPROVAL OF THE 2016 STOCK INCENTIVE PLAN
FOR	THE APPOINTMENT OF Pricewaterhousecoopers, chartered accountants as our auditors
FOR	THE rejection OF THE mulacek expenses
YOUR WHITE PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. OR MACKENZIE PARTNERS, INC. BEFORE 8:00 P.M. (EASTERN TIME) ON JUNE 10, 2016.

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